

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2025

Xu Zhiheng
Chief Executive Officer
Hang Feng Technology Innovation Co., Ltd.
Unit 2008, 20/F, Cheung Kong Center, 2
Queen's Road Central, Hong Kong

> **Re: Hang Feng Technology Innovation Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 25, 2025**
> **File No. 333-287284**

Dear Xu Zhiheng:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Capitalization, page 53

1.   Please revise your as adjusted cash balance to reflect the $3.77 million of net proceeds, or explain how you calculated the $7.59 million amount.

Please contact Valeria Franks at 202-551-7705 or Joel Parker at 202-551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joan Wu